UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number:  333-147084

CHINA SHIANYUN GROUP CORP., LTD.
 (Exact name of registrant as specified in its charter)

18/F., Development Centre Building, South of Renmin Rd.
LuoHu District, Shenzhen, Guangdong Province, People's Republic of China [86-755-23998799]

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 per share par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 per share par value – 289  holders

Pursuant to the requirements of the Securities Exchange Act of 1934, China Shianyun Group Corp.,Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
China Shianyun Group Corp., Ltd.

Date:	May 6, 2016	By:	/s/ Xingzhang Ye
		Name:	Xingzhang Ye
		Title:	Chief Executive Officer, Director